SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND EIGHTEENTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, with the presence of the Board members via video conferencing. 2. DATE: September 22, 2021 - 8:30 a.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chair; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	received information and discussed the matter related to the Company’s financial scenario and budget execution;
II.	received information about the Company's Investor Relations area and presented its recommendations;
III.	resolved, by unanimity, after hearing the Statutory Audit Committee, to approve the granting of a guarantee for the 6th Issue of Debentures of Copel Geração e Transmissão S.A. under the terms discussed at the meeting and recorded in the supplementary material held in the Company's custody. The Board members or their representatives were also authorized to execute all documents and any amendments thereto, and ratified all acts already performed by the Company, represented by its officers and/or representatives, related to these resolutions;
IV.	acknowledged and discussed the information about the 2021 A-5 Bidding;
V.	unanimously decided to approve the revision of the Strategic Maps and Strategic Guidelines, Corporate and Business;
VI.	decided, unanimously, to approve the proposal for revision of the Goals and Indicators for the Performance Bonus - 2021 PPD of Copel Serviços S.A.;
VII.	unanimously decided, after hearing the Investment and Innovation Committee - IIC, to approve the proposal for supplementing the Annual Investment Budget - AIB of Copel Distribuição S.A.;
VIII.	unanimously decided, after hearing the Sustainable Development Committee (SDC), to approve the proposal to amend the Company's Governance Policy;
IX.	attended presentation and discussed the updated information about UEG Araucária S.A. - UEGA;
X.	unanimously decided to remove the topic regarding the revision of the Board of Directors', Fiscal Council's and Statutory Committees' Annual Global Remuneration from the agenda of the Extraordinary Shareholders' Meeting scheduled for September 27, 2021, which will be presented again in due course. The Extraordinary Shareholders' Meeting for that date was scheduled for that date to deliberate on the other topics on the agenda.
XI.	received a report from the Company’s Statutory Audit Committee on several matters and discussed the matters presented;
XII.	received a report from the Investment and Innovation Committee and the Sustainable Development Committee and discussed the matters presented;
XIII.	received a report from the Chief Executive Officer on various corporate subjects and discussed the matters;
XIV.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA, and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 218th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 23, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.